Exhibit 99.1

 SilverCrest Announces Completion of Mill Commissioning Major Milestone Achieved as Growth Continues

NYSE MKT: SVLC; TSX: SVL	For Immediate Release

VANCOUVER, BC – August 11, 2014 – SilverCrest Mines Inc. (the “Company”) is pleased to announce that the new 3,000 tonne- per-day ("tpd") mill and facilities (CCD-Merrill Crowe recovery) at its 100% owned Santa Elena Mine has been successfully commissioned. The commissioning period began in early May, 2014, and planned for 3 months of ramp-up, which was completed as of August 1, 2014. The Santa Elena Mine is currently transitioning from an open pit heap leach operation to a conventional 3,000 tpd conventional mill facility and underground operation. For additional information and to view photos and videos, please visit the Company’s website at www.silvercrestmines.com.

N. Eric Fier, President and COO stated; “The announcement of commissioning completion for the new Santa Elena mill and facilities is another major milestone achieved as SilverCrest continues systematic and responsible growth. Our dedicated construction, commissioning and operating teams should be congratulated on their continued efforts toward achieving targets under strict schedules and cash control protocols. We will continue to adjust and optimize all the components of the facilities in efforts to achieve through-put tonnages at or above the nameplate capacity of 3,000 tpd. Our near term focus now turns to achieving further milestones, including underground stope production in August and free cash flow in Q3, 2014.”

In determining commissioning completion, management considered the following criteria;

•	Achieving greater than 80% of nameplate capacity (3,000 tpd) over a reasonable period of continuous production.
•	Achieving average startup recovery rates of 82% gold and 65% silver. Average mine life recovery rates are projected at 92% gold and 67.5% silver.
•	Dore production from the new mill exceeding budget estimates.
•	All major components of the mill and facilities completed and operating to the satisfaction of management and independent commissioning team.
•	Completion of budgeted capital expenditures.
•	Achieving positive operating cash flows from expanded operations including mill.

For 30 continuous days through to early August, 2014, the mill through-put ranged from 1,485 to 3,144 tpd and achieved an average of 2,524 tpd or 84% of the 3,000 tpd nameplate capacity. In July, 1,516 ounces of gold and 81,818 ounces of silver (excluding residual leached ounces from pad production) were produced and which exceeded budgeted production of 1,255 ounces of gold and 74,325 ounces of silver. Startup recoveries of gold and silver in July were 82% and 65%, respectively, compared to budgeted start up recoveries of 83% and 62%. All of the above commissioning criteria have been met to the satisfaction of management.

As planned, the mill feed during the commissioning period came from the leach pad reserve (pad ore). Blending of higher grade underground ore is expected to commence during Q3, 2014. Approximately, 69,000 tonnes of pad ore that was milled in July graded 0.84 gpt Au and 56.80 gpt Ag, which are approximately 33% higher for gold and 58% higher for silver than budgeted grades of 0.63 gpt Au and 36.0 gpt Ag.

Underground stope production is the next milestone in the transition plan at Santa Elena. Production from the first underground stope is planned for August. This initial stope will be mined using standard long hole stoping methods. As of July 31, approximately 32,225 tonnes of underground development ore have been stockpiled for mill processing in Q3, 2014. The average stockpile grade is 1.63 gpt Au and 118.91 gpt Ag, which is consistent with current reserve models.

Q2 FINANCIALS CONFERENCE CALL

SilverCrest Mines has scheduled the release of its unaudited second quarter financial statements and MD&A after market close on Wednesday August 13, 2014.

A conference call to discuss the results for the unaudited Q2 2014 financials will be held on Thursday, August 14th. The call will be held at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Participant Dial-In Number(s)
Local / International: 1-416-640-5942
North American Toll- Free: 1-866-222-0265

A replay of the conference call will be archived for later playback on the Company’s website at www.silvercrestmines.com.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover 1.5 million ounces of silver and 32,800 ounces of gold per annum over the current reserve life. Major expansion and commissioning of the 3,000 tonnes per day conventional mill facility is complete and is expected to significantly increase metals production at the Santa Elena Mine in 2014 and beyond. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s material properties being located in Mexico, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

Contact: Fred Cooper Telephone: (604) 694-1730 ext. 108 Fax: (604) 694-1761 Toll Free: 1-866-691-1730 Email: info@silvercrestmines.com Website: www.silvercrestmines.com